Exhibit 99.1

TASEKO MINES COMPLETES NOTES OFFERING AND MOVES FORWARD WITH FLORENCE COPPER

COMMERCIAL PRODUCTION FACILITY

February XX, 2021, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the “Company”) is pleased to announce that it has completed its offering of US$400 million aggregate principal amount of 7.0% Senior Secured Notes due 2026 (“Notes”). A portion of the proceeds will be used to redeem the outstanding US$250 million 8.75% Senior Secured Notes due 2022 (“Existing Notes”). The remaining proceeds, net of transaction costs and accrued interest, of US$131 million are available for capital expenditures, working capital and general corporate purposes.

Stuart McDonald, President of Taseko, commented, “This bond refinancing and upsize has significantly strengthened Taseko’s financial position and lowered our cost of capital. We now have a cash balance of approximately US$200 million and no significant debt maturities until 2026. With the majority of the required funding for our Florence Copper project now in hand, we are moving forward with final design engineering of the commercial production facility as well as procurement of certain critical components.

“Capital requirements for the commercial production facility are estimated at US$230 million,” added Mr. McDonald. “We continue to advance discussions with potential joint venture partners, but with our strong cash balance and improved Gibraltar cash flows from copper prices that are currently over US$3.60 per pound, we have numerous options available to obtain the remaining funding.”

Russell Hallbauer, CEO of Taseko concluded, “A commitment to capital discipline is a guiding principle for this organization. We have demonstrated this in the past by completing over $800 million of capital programs at Gibraltar, on time and on budget. Florence is no different. We are designing and engineering the commercial facility to achieve the most accretive results for shareholders. Florence is one of the least capital intensive copper production facilities in the world and when fully ramped up will produce 40,000 tonnes of high quality cathode copper annually for the US domestic market. It is a green project, with carbon emissions and water and energy consumption all dramatically lower than a conventional mine, and with C1 operating costs of US$0.90 per pound of copper, it will also be in the lowest quartile of the global cost curve.”

For further information please contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Notes have not and will not be qualified by a prospectus in Canada. Unless registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes were offered and sold, only to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and 21E of the U.S. Securities Exchange Act of 1934, as amended, which may not be based on historical fact, including without limitation statements regarding Taseko’s expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that Taseko expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.